March 23, 2026

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re: Cineverse Corp.
Registration Statement on Form S-3 (Registration No. 333-294364)

Dear Sir or Madam:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Cineverse Corp., a Delaware corporation (the “Company”), hereby requests that the effectiveness of its Registration Statement on Form S-3 (Registration No. 333-294364) be accelerated so that it will become effective at 5:00 p.m. (eastern time), on March 25, 2026, or as soon thereafter as practicable.

Very truly yours,

CINEVERSE CORP.
By:	/s/ Gary S. Loffredo
Gary S. Loffredo Chief Legal Officer, Secretary and Senior Advisor